UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2025

WINVEST ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40796	86-2451181
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 Cambridgepark Drive, Suite 301

Cambridge, Massachusetts

02140

(Address of principal executive offices)

Registrant’s telephone number, including area code: (617) 658-3094

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one redeemable Warrant, and one right	WINVU	OTC Markets Group Inc.
Common Stock, par value $0.0001 per share	WINV	OTC Markets Group Inc.
Warrants to acquire 1/2 of a share of Common Stock	WINVW	OTC Markets Group Inc.
Rights to acquire one-fifteenth of one share of Common Stock	WINVR	OTC Markets Group Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934(§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on September 17, 2024, WinVest Acquisition Corp. (“WinVest” or the “Company”) received a written notice (the “Notice”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company had failed to comply with Nasdaq Listing Rule IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. In response to the Notice, the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”), which was held on November 12, 2024. On December 17, 2024, the Company received a written notice (the “Decision”) from Nasdaq that the Panel had granted the Company’s request to continue its listing on Nasdaq until March 17, 2025 (the “Extended Date”), provided that the Company complies with certain conditions, including that the Company will have completed its previously announced business combination with Xtribe P.L.C. (“Xtribe”, and such business combination, the “Business Combination”) on or before the Extended Date, and that the combined company will have demonstrated compliance with all applicable requirements for an initial listing on Nasdaq. Further information about the Business Combination is set forth in the Company’s registration statement on Form F-4 (File No. 333-285721-01) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2025 (the “Registration Statement”).

On March 18, 2025, the Company received a written notice (the “Delisting Notice”) from the Panel indicating that the Panel had determined to delist the Company’s securities from Nasdaq and that trading in WinVest’s securities would be suspended at the open of trading on March 20, 2025, due to the Company’s failure to satisfy the terms of the Panel’s Decision, including the requirement that the Company will have completed the Business Combination on or before the Extended Date.

In connection with the delisting and suspension, the Company expects that Nasdaq will complete the delisting by filing a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities and Exchange Act of 1934 on Form 25 with the SEC after the applicable Nasdaq review and appeal periods have lapsed.

Following suspension of trading on Nasdaq, the Company’s common stock, rights, units and warrants will be eligible to trade on the OTC Markets under the tickers “WINV,” “WINVR,” “WINVU,” and “WINVW,” respectively. There may be a very limited market in which the Company’s securities are traded, and the trading price of the Company’s securities may be adversely affected. The Company can provide no assurance that its securities will continue to trade on this market, whether broker-dealers will continue to provide public quotes of its securities on this market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities.

Notwithstanding the delisting of the Company’s securities from Nasdaq, it remains the intention of the Company to complete the Business Combination as described in the Registration Statement on Form F-4 filed by the Company as soon as practicable. In connection therewith, the Company and Xtribe have applied to have the combined company’s securities listed on the Nasdaq following the consummation of the Business Combination.

Additional Information and Where to Find It

In connection with the Business Combination, the Company has filed with the SEC the Registration Statement on Form F-4 (File No. 333-285721-01), which includes a proxy statement/prospectus. After the Registration Statement is declared effective, the Company will send the proxy statement/prospectus and other relevant documents to its shareholders. This report is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WINVEST, XTRIBE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Business Combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request at WinVest Acquisition Corp., 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or the future financial or operating performance of the Company. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: the expected filing of the Form 25 by Nasdaq, the Company’s expectations that its securities will be eligible to trade on the OTC Markets, and the Company’s expectations regarding the impact of its securities trading on the OTC Markets, the Company’s ability to have the combined company’s securities listed on Nasdaq following the Business Combination, risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the proposed transaction may not close due to the failure to receive the required securityholder approvals or due to one or more other closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Xtribe or WinVest; and the risk factors that are described under the section titled “Risk Factors” in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document and in our SEC filings.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed transaction and is not a substitute for a proxy statement/prospectus or any other document that the Company may file with the SEC or send to WinVest’s or Xtribe’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2025

WINVEST ACQUISITION CORP.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title:	Chief Executive Officer and Chief Financial Officer